UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Advisory – IPSCO Inc. First Quarter Results	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: March 31, 2005

By:

/s/ Leslie T. Lederer

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I
Advisory
-	-

IPSCO INC. FIRST QUARTER RESULTS

[Lisle, Illinois] [March 31, 2005] -- IPSCO (NYSE/TSX:IPS) will be releasing its first quarter results on April 26, 2005.  A conference call for analysts interested in discussing the results has been scheduled for 10:00 am EDT on Tuesday, April 26. Participating in the call will be David Sutherland, President and Chief Executive Officer, Vicki Avril, Senior Vice President and Chief Financial Officer, and John Comrie, QC, Director of Trade, Policy and Communications. If you would like to participate in the call please dial 640-4127 if you are within the 416 area code or 800-814-4860 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from company representatives. The text of the results will be faxed or e-mailed out to you before the markets open on April 26. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to kbrossart@ipsco.com.

The conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website at www.ipsco.com. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio, call the postview number at 416-640-1917 and the reservation/access number is 21119459# (followed by the pound key). The postview call will be available for one week beginning at 12:00 pm EDT on April 26, 2005.

Company Contact:

John Comrie, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-14

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